December 16, 2013

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund
File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), set forth below please find the Fund’s responses to comments given by telephone conversation (the “Comments”) on December 11, 2013 with Larry Greene (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and as amended to date.

For convenience, we have summarized and incorporated into this response letter the Comments. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: In the Fund’s correspondence to the Commission on November 6, 2013 (“November Letter”), the Fund identified three areas in which conflicts of interest involving the Fund may arise: transactions made in accordance with Section 17 of the 1940 Act, transactions subject to Section 36(b) of the 1940 Act, and transactions arising under neither of the foregoing yet giving rise to a conflict of interest nonetheless. Do the Fund’s policies and procedures address the latter two areas of potential conflicts? Are these policies written? If so, will the Fund file these policies with the Commission?

Response: Yes, the Fund’s Board of Trustees has adopted written compliance policies and procedures as required by Rule 38a-1 under the 1940 Act (“38a-1 Fund Policies”) that include provisions that provide guidelines and describe prohibited actions that personnel of the Fund must adhere to and refrain from, respectively, in order to avoid or mitigate conflicts of interest arising out of transactions or other activities (such as the voting of proxies) of the Fund. Some of these policies address general conflicts that might arise outside the context of Section 17 or Section 36(b), and others address the ancillary benefits that might be required to be considered under Section 36(b) with respect to the Board of Trustee’s approval of, and fiduciary duties with respect to, the Fund’s investment advisory agreements. The Fund does not expect to file the 38a-1 Fund Policies as such filing is not required by the Form N-2 instructions, or by the 1940 Act or the rules promulgated thereunder by the Commission, including Rule 38a-1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

December 16, 2013

2.	Comment: In the November Letter, Response 1, you state that “SharesPost, Inc. and [SP Investments Management, LLC (the Fund’s Investment Adviser)] are under common control…” (emphasis added) What do you mean by common control? Please clarify the control relationship between or among these entities.

Response: As the Fund discloses throughout the Registration Statement, SP Investments Management, LLC (the Fund’s Investment Adviser) is a wholly owned subsidiary of SharesPost, Inc. As a result of this parent-subsidiary relationship, the stockholders and board of directors of SharesPost, Inc. have control over both entities, and, hence, our statement that they are under “common” control.

3.	Comment: Please provide a schematic illustrating the ownership and control relationships among SharesPost, Inc., SP Investments Management, LLC, SharesPost Financial Corporation, NASDAQ Private Market, LLC and The NASDAQ OMX Group, Inc.

Response: We have attached the requested schematic to this letter as Exhibit A.

4.	Comment: In the November Letter, the Fund discloses that it “does not expect and will avoid the acquisition of positions in individual portfolio companies in excess of 5% of the voting securities of any one issuer” but that, to the extent it does own such larger stake, it will screen transactions between the Fund and such portfolio company to ensure compliance with Section 17 of the 1940 Act. Please confirm that the Fund will not use voting agreements or other mechanisms to reduce its voting control in a particular portfolio company in order to circumvent the restrictions on affiliate transactions contained in the 1940 Act.

Response: The Fund confirms that it will not use voting agreements or other mechanisms to reduce its voting control in a particular portfolio company in order to circumvent the restrictions on affiliate transactions contained in the 1940 Act.

5.	Comment: In Response 1 of the November Letter, under the subheading “Benefits to Individuals Associated with the Investment Adviser”, you state that “the Codes of Ethics of both the Fund and the Investment Adviser would require pre-clearance of any proposed transaction in a security which is not publicly offered or traded, which would include all SharesPost 100 securities…”. Would such pre-clearance be used to prevent front-running and other “bad activities”?

Response: Yes, the pre-clearance policies in the Fund’s and Investment Adviser’s Codes of Ethics are intended to prevent personnel of the Fund and the Investment Adviser from benefiting over the interests of Fund shareholders as a result of information they might receive in the course of their employment or engagement by the Fund or Investment Adviser.

2

December 16, 2013

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf
Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)

3

Exhibit A

Control Schematic

NASDAQ OMX
Appoints 80% of Board
75% Ownership
NASDAQ Private Market, LLC
(Successor to SharesPost Trading Platform)
25% Ownership
Various Shareholders
SharesPost, Inc.
100%
100%
SharesPost Financial Corporation
(Registered Broker/Dealer)
SP Investments Management, LLC
(Investment Adviser)